UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Oil States International Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

678026105

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.	678026105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) AllianceBernstein L.P. 13-4064930
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	3,908,960
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	4,472,687
	8. SHARED DISPOSITIVE POWER	43,589
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,516,276
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12.	TYPE OF REPORTING PERSON IA

Item 1.

(a)

Name of Issuer
Oil States International Inc

(b)

Address of Issuer's Principal Executive Offices

 THREE ALLEN CENTER, 333 CLAY STREET, SUITE 4620, HOUSTON
  TX
   77002

Item 2.

(a)

Name of Person Filing

AllianceBernstein L.P.

("AllianceBernstein L.P.")

(b)

Address of Principal Business Office or, if None, Residence

 1345 Avenue of the Americas, New York
  NY
   10105

All media outlets, please contact Andrea Prochniak at AllianceBernstein (212-756-4542) with any questions. All other questions can be directed to Section13USFilings@alliancebernstein.com.

(c)

Citizenship

 Delaware

(d)

Title of Class of Securities

 Common Stock

(e)

CUSIP Number

 678026105

Item 3.

If This Statement is Filed Pursuant to
Rule 13d-1(b), or 13d-2(b) or (c),
Check Whether the Person Filing is a:

(a)

[ ]

Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)

[ ]

Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)

[ ]

Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)

[ ]

Investment Company registered under
Section 8 of the Investment Company Act of 1940
(15 U.S.C. 80a-8).

(e)

[X]

An investment adviser in accordance with
Rule 240.13d-1(b)(1)(ii)(E);

(f)

[ ]

An employee benefit plan or endowment fund in accordance with
Rule 240.13d-1(b)(1)(ii)(F);

(g)

[ ]

A parent holding company or control person in accordance with
Rule 240.13d-1(b)(1)(ii)(G);

(h)

[ ]

A savings association as defined in
Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813);

(i)

[ ]

A church plan that is excluded from the
definition of an investment company under
Section 3(c)(14) of the Investment Company Act
of 1940 (15 U.S.C. 80a-3);

(j)

[ ]

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount Beneficially Owned:

    4,516,276
 shares acquired solely for investment purposes on behalf of client discretionary investment advisory accounts.*

(b)

Percent of Class:

    8.8%

(c)

Number of shares as to which such person has:

(i)

sole power to vote or to direct the vote

3,908,960

(ii)

shared power to vote or to direct the vote

0

(iii)

sole power to dispose or to direct the disposition of

4,472,687

(iv)

shared power to dispose or to direct the disposition of

43,589

*AllianceBernstein L.P. is a majority owned subsidiary of AXA Financial, Inc.
and an indirect majority owned subsidiary of AXA SA.  AllianceBernstein operates under independent management and makes independent decisions from AXA and AXA
Financial and their respective subsidiaries and AXA and AXA Financial calculate and report beneficial ownership separately from AllianceBernstein pursuant to guidance provided by the Securities and Exchange Commission in
Release Number 34-39538 (January 12, 1998).

AllianceBernstein may be deemed to share beneficial ownership with AXA reporting persons by virtue of

43,589

shares of common stock acquired on behalf of the general
and special accounts of the affiliated entities for which AllianceBernstein serves as a subadvisor. Each of AllianceBernstein and the AXA entities reporting herein acquired their shares of common stock for investment purposes in the ordinary course of their investment management and insurance businesses.

Item 5.

Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that
as of the date hereof the reporting person has ceased to
be the beneficial owner of more than five percent of the
class of securities, check the following:
[

]

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

  Not Applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company.

  Not Applicable

Item 8.

Identification and Classification of Members of the Group.

 Not Applicable.  This schedule is not being filed pursuant to
Rule 13d-1(b)(1)(ii)(J) or Rule 13d-1(d).

Item 9.

Notice of Dissolution of Group.

 Not Applicable

Item 10.

Certification.

By signing below I certify that, to the best
of my knowledge and belief, the securities
referred to above

were acquired and are held
in the ordinary course of business and

were not acquired and are not held for the purpose
of or with the effect of changing or
influencing the control of the issuer of the
securities and were not acquired and are not held
in connection with or as a participant in any
transaction having that purpose or effect.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief,
            I certify that the information set forth in this statement is true, complete and correct.

AllianceBernstein L.P.

                                By:  /s/

Laurence Bertan

                                Date:

    February 14, 2018

                                Name:
    Laurence Bertan

                                Title:
    SVP and Head of Regulatory Reporting